As filed with the Securities and Exchange Commission on December 20, 2005.

Registration No. 333-128893

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JAMESON INNS, INC.

(Exact Name of Registrant as Specified in its Charter)

Georgia	58-2079583
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

8 Perimeter Center East

Suite 8050

Atlanta, GA 30346

(770) 481-0305

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Thomas W. Kitchin

Chairman and Chief Executive Officer

8 Perimeter Center East

Suite 8050

Atlanta, GA 30346

(770) 481-0305

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With Copies to:

Steven A. Curlee, Esq. Vice President—Legal, General Counsel and Secretary Jameson Inns, Inc. 8 Perimeter Center East, Suite 8050 Atlanta, Georgia 30346-1603 (770) 901-9020	Lynnwood R. Moore, Jr., Esq. Katy Day Inhofe, Esq. Conner & Winters, LLP 4000 One Williams Center 15 East Fifth Street Tulsa, Oklahoma 74172-0148 (918) 586-5711

Approximate date of commencement of proposed sale of the securities to the public:

From time to time or at one time after the effective date of the Registration Statement as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price (1)	Amount Of Registration Fee
Common Stock, $.10 par value per share	13,898,916	$2.04	$28,353,788	$3,337

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The average of the high and low prices of the registrant’s common stock reported by the Nasdaq National Market on October 5, 2005 was $2.04 per share. This number represents the number of shares of common stock that are initially being registered for resale by the holders of the Registrant’s 7% senior subordinated convertible notes due 2010 (the “selling stockholders”), pursuant to an agreement among the Registrant and the selling holders, and represents 110% of the shares currently issuable on conversion of all of the notes held by selling stockholders. For purposes of estimating the number of shares of common stock to be included in the registration statement upon the conversion of the notes, the Company calculated the number of shares issuable upon conversion of the notes based on an initial conversion price of $2.77 per share of common stock. In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount to be registered includes an indeterminable number of additional shares of common stock that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions affecting the shares to be offered by the selling stockholders.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, Dated December 20, 2005

13,898,916 Shares

Jameson Inns, Inc.

Common Stock

Up to 13,898,916 shares of our common stock that may be issued upon conversion of our outstanding 7.0% convertible senior subordinated notes due 2010 may be offered for sale from time to time by certain selling stockholders named on page 17 of this prospectus. We will not receive any of the proceeds from the sale of these shares. Sales of shares by the selling stockholders may be effected from time to time in one or more transactions, including block trades, in the over-the-counter market, in negotiated transactions, in a combination of any of these methods of sale or any other method permitted under applicable law. The selling price of the shares may be at the market price prevailing at the time of sale, at a price related to such prevailing market price or at a negotiated price. The selling stockholders may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended. See “Plan of Distribution” on page 19 of this prospectus.

Our common stock is listed on the Nasdaq National Market under the symbol “JAMS”. On December 19, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $2.17 per share.

Investing in the common stock involves certain risks. See “ Risk Factors” beginning on page 8 in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2005.

WHERE YOU CAN FIND MORE INFORMATION

You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information. This prospectus is not an offer to sell these shares of common stock and it is not soliciting an offer to buy these shares of common stock in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

We file annual reports, quarterly reports, special reports, and other information with the Securities and Exchange Commission (“SEC”). You may read and copy reports, statements or other information at the SECs Public Reference Room in Washington, D.C. (at 100 F Street, N.E., Washington, D.C. 20549). Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Information about us can also be found at our website at www.jamesoninns.com. The information contained on our website does not constitute a part of this prospectus.

This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, as amended, or the Securities Act, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and our common stock. Copies of the registration statement and its exhibits are on file at the offices of the SEC. This prospectus contains statements concerning documents filed as exhibits. For the complete text of any of these documents, we refer you to the copy of the document filed as an exhibit to the registration statement.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to other documents which we have filed. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in the prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, until all of the shares offered by this prospectus have been sold or the selling stockholders otherwise terminate the offering of these shares:

•	Our Annual Report on Form 10-K/A for the year ended December 31, 2004;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	Our definitive Proxy Statement for our annual meeting of stockholders held on June 21, 2005;

•	Our Current Reports on Form 8-K filed January 6, 2005, February 25, 2005, March 17. 2005, April 28, 2005, August 18, 2005, August 25, 2005, under Items 1.01 and 2.03 of Form 8-K on September 1, 2005, and September 30, 2005; and

•	The description of our common stock contained in our registration statement on Form 8-A filed January 19, 1994, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description.

We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, a copy of any of the documents referred to above as being incorporated by reference. You may request a copy of these filings by writing or telephoning us at the following address:

Steven A. Curlee, Secretary

Jameson Inns, Inc.

8 Perimeter Center East, Suite 8050

Atlanta, Georgia 30346-1604

(770) 901-9020

SUMMARY

The following summary highlights selected information from this prospectus and in the documents incorporated by reference. Because this is a summary, it does not contain all information about us that may be important to you. You should read this entire prospectus and the other documents referred to in “Where You Can Find Additional Information,” and the consolidated financial statements and related notes which are incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to “Jameson,” “we,” “us,” and “our” refers to Jameson Inns, Inc. and its subsidiaries collectively.

Business

We are an owner and operator of economy and mid-scale hotels in the southeastern and midwestern United States. As of December 1, 2005, we owned 95 Jameson Inns (including five which were formerly Signature Inns), and franchised an additional 12 Jameson Inns in the southeastern and midwestern United States, totaling 6,215 rooms. At the same date, we also owned 12 Signature Inns in the midwestern United States totaling 1,329 rooms (including four that were in the process of being converted to Jameson Inns and excluding the two Signature Inns which are held for sale at the date of this prospectus). We also manage one of our franchised hotels.

Recent Developments

•	On September 30, 2005, we completed a private offering of our 7.0% convertible senior subordinated notes due 2010 in an aggregate principal amount of $35,000,000. These notes are convertible into the common stock which may be issued in connection with this prospectus. The registration statement of which this prospectus is a part registers the resale by the holders of the notes of the shares of our common stock issuable upon conversion of the notes. We are using the proceeds from the sale of the notes primarily to repay mortgage debt maturing during the next 12 months. We may also use the net proceeds to finance capital expenditures in connection with rebranding Signature Inns, to reduce our annual debt service requirements by repaying principal under mortgage debt that will mature more than 12 months from the date of the issuance of the notes, to reduce the amount of our variable rate debt and for general working capital purposes.

•	On August 24, 2005, one of our subsidiaries borrowed $24,310,000 at a fixed rate of 7.25% from GE Capital Franchise Finance Corporation. The loans, which mature in ten years, are secured by liens and security interests on 12 hotel properties and are guaranteed by us. The primary purposes of the loan were to refinance maturing mortgage indebtedness on the 12 properties and to replace the variable interest rate debt with fixed rate debt.

•	On July 1, 2005 we launched the Jameson Stock Awards program. The frequent guest loyalty program awards participants a number of shares of our common stock with a value equal to ten percent of their room rate (excluding taxes and other charges). The stock value will be the average closing prices of our common stock on NASDAQ for the last five trading days of the previous month. Persons meeting certain eligibility standards qualify to participate in the program by enrolling online and staying at least three nights at Jameson or Signature Inns during a twelve month period. Participants may also make direct purchases of common stock from us.

•	On March 15, 2005, we completed a private offering of $26,250,000 in Trust Preferred Securities. The Trust Preferred Securities pay dividends at an 8.46% fixed rate through March 30, 2010, and thereafter for the balance of the 30 year term of the securities at a variable rate equal to LIBOR plus 4.2%.

Our Company

We were founded in 1987 by Thomas W. Kitchin, our chairman and chief executive officer, and originally began operations as a Delaware corporation. In 1993, we became a Georgia corporation. We completed our IPO in 1994. At the time of our IPO, we elected to qualify as a real estate investment trust, commonly known as a REIT, for federal income tax purposes. In order to comply with prohibitions on a REIT’s direct operation of its hotel properties, we leased our owned Inns to Kitchin Hospitality. Under those lease arrangements, Kitchin Hospitality was responsible for operating our properties and paid us a base rent plus a variable rent based upon the revenues per room received by Kitchin Hospitality.

On January 2, 2004, we acquired Kitchin Hospitality from Thomas W. Kitchin, his spouse, and the six Kitchin Children’s Trusts (the beneficiaries of which are Mr. Kitchin’s six children, including Craig R. Kitchin, our president, chief financial officer and a director, and of which Thomas W. Kitchin serves as trustee). Mr. Kitchin, his spouse and the trusts received 2,153,366 shares of our common stock and cash in the amount of $1.3 million. Kitchin Hospitality is now our wholly owned subsidiary.

Effective January 1, 2004, we relinquished our status as a REIT for federal income tax purposes and became a taxable corporation. Since we are no longer subject to the restrictions under the Internal Revenue Code imposed upon REITs, we are now able to operate our Inns and receive the full financial benefits from those operations, as well as engage in other related activities such as franchising and property management that allow us to capitalize upon our strong brand name.

In connection with our conversion to a taxable C-corporation, we do not intend to pay a dividend on our common stock for the foreseeable future and instead intend to reinvest our available cash flow into our business. In addition to eliminating the conflicts of interest that were inherent in our lease arrangements with Kitchin Hospitality, we believe that our restructuring simplifies our business model and positions us to capitalize on the increased economic activity that we expect in our markets.

On July 26, 2004, we completed a public offering of 43,000,000 shares of our common stock at a price of $1.92 per share, raising gross proceeds of approximately $82.6 million and net proceeds of approximately $77.0 million. On August 25, 2004, we used the proceeds of that offering to redeem all shares of both series of preferred stock at their stated par value plus accrued dividends through the date of redemption. The Series A and Series S preferred stock we redeemed had annual dividend preferences of 9.25% and 8.50%, respectively.

Business Strategy

Our corporate restructuring completed in January 2004 and the redemption of our preferred stock in August 2004 were a key part of our business strategy to expand and aggressively market the Jameson Inn brand. Our primary means of expanding the Jameson Inn brand will be through the conversion of our Signature Inns to Jameson Inns. By redeeming our preferred stock, we have significantly increased our available cash flow. As we are no longer a REIT, we are not required to distribute substantially all of our income to our stockholders.

We believe that our investment in, and dedication to, the following initiatives will expand our brand presence and generate attractive increases in revenue per available room, or “RevPAR.” Our strategy to achieve these objectives consists of the following elements:

Refurbishing and Rebranding Our Signature Inns. We are in the process of refurbishing and converting our Signature Inns to Jameson Inns. We have designated 17 Signature Inns for conversion to Jameson Inns. To date, we have converted five of the 17 Signature Inns to Jameson Inns. We believe that our Signature Inns are well-located properties in desirable midwestern markets but with limited brand awareness. Signature Inns are quality structures, most of which were built in the 1980s. The buildings are well maintained, but have an outdated appearance, making it more difficult for them to compete with newer, nationally branded hotels. In addition, these hotel properties have not received the necessary capital expenditures in recent years to maintain their competitiveness with similarly located hotel properties operating in the economy and mid-scale segment. For the last several years, Signature Inns have generally underperformed in their markets.

We plan to spend approximately $19.0 million during 2005 on refurbishment, renovation and conversion projects of existing Inns. These capital expenditures are expected to be funded from operating cash flows, net proceeds from the disposition of hotels and possibly additional borrowings.

During 2005, we have completed the renovation and conversion of five Signature Inns to Jameson Inns. The total cost in 2004 and 2005 of all five conversions was approximately $8.5 million, which included the cost of significant changes to the exterior appearance of one of these Inns. We began converting four additional Signature Inns in October 2005 and expect two to be completed in December 2005 and two to be completed in the first quarter of 2006. Our plan, subject to the success of the converted Inns and Inns under renovation, is to renovate and convert the remaining Signature Inns, other than two Inns held-for-sale which we intend to sell. The renovation and conversion for the remaining eight properties are expected to be completed over the next several years.

We believe that our capital investment into refurbishing and rebranding our existing Inns will allow those hotels to significantly improve their performance as measured by RevPAR and contribution to our earnings. We also believe that by converting these selected Signature Inns to the Jameson Inn brand in the Midwest, we will increase the overall awareness of the Jameson Inn brand, which should benefit all our Inns.

Aggressively Selling, Expanding and Marketing Our Jameson Inn Brand. We believe that aggressive marketing and promotional efforts can be instrumental in increasing our RevPAR. In 2004 we hired a Vice President of Marketing who is leading our marketing efforts. We focus our local marketing efforts on the business community in the city or town where a hotel property is located. Our general managers make sales calls on local chambers of commerce, businesses, factories, government installations and colleges and universities. The goal of these efforts is to familiarize local business people with our hotel properties in their community and to solicit their recommendation of the hotel properties to travelers visiting the community. This hands-on approach to marketing has contributed generally to the development of a strong relationship between our general managers and the local community. We have also implemented a frequent guest loyalty program we refer to as the Jameson Stock Awards Program which is discussed below.

We conduct our advertising primarily through billboards that are prominently located along the highways near our Inns. We own many of these billboards. We also utilize other types of advertising, such as advertisements for the Inns in regional and special event publications and in newspapers. We believe that we provide exceptional service to our guests and rely heavily on strong word-of-mouth referrals and repeat business.

All of our Inns have direct links to the Global Distribution System for reservations which also interface with major electronic reservation systems and connect the Inns with travel agents nationally and internationally. We also market the Inns through our website http://www.jamesoninns.com and through our own call center with toll-free numbers. During 2004, website and internet bookings represented over ten percent of our business.

Our marketing efforts are designed to maximize guest satisfaction. We promote a message that every guest should have “a perfect stay, every time.” We have instituted a “Perfect Stay Guarantee” by which we commit that if a guest is not completely satisfied with all aspects of a stay at one of our Inns, there is no room charge for that guest. During 2004, we refunded approximately $1,100 a night as a result of our “Perfect Stay Guarantee”, which represents the room charges for approximately 0.5% of the average number of rooms occupied per night. This guarantee is mentioned prominently on our website and in lobby signage and telephone greetings, as well as in much of our other advertising.

We anticipate increased travel and believe that this increased activity will afford us a timely opportunity to strategically and aggressively implement our enhanced marketing efforts. Additionally, as we complete the refurbishing and rebranding of our Signature Inns, we will re-introduce these Inns to their local markets through a well-coordinated marketing campaign, including a grand opening celebration and enhanced local sales efforts.

Jameson Stock Awards. Jameson Stock Awards is our frequent guest loyalty program, which awards participants stock valued at ten percent of their room rate (excluding taxes and other charges). The stock value will be the average closing price on NASDAQ for the last five trading days of each month. Persons meeting certain eligibility standards may qualify by enrolling online and staying at least three nights at Jameson or Signature Inns during a twelve month period. Participants may also make direct purchases of common stock from us. This Program was implemented beginning July 1, 2005. For accounting purposes, the amount of the credit is not included in our revenues, but instead is treated as stockholders’ equity with respect to participants who have completed their three stays and as liabilities with respect to the other participants.

Disposition of Underperforming Properties. We have decided to sell some of the Signature Inns rather than convert them to Jameson Inns. Eight of the 23 Signature Inns were listed for sale as of December 31, 2004. To date, we have sold four of the eight Inns held for sale. In October 2005, we decided to remove two of the four Signature Inns currently classified as held for sale. We plan to retain and convert them to the Jameson Inn brand because the local markets in which these two Inns are located are performing well relative to prior years. The two Signature Inns which we are still holding for sale are located in Columbus, Ohio and Indianapolis, Indiana. The properties listed for sale are Inns that we do not believe would achieve as high a return on the investment necessary to refurbish and convert as the other Signature Inn properties.

Since 2001, we have sold 20 Jameson Inns and have entered into franchising agreements with the buyers of 12 of the Jameson Inns. We also sold seven Signature Inns, none of which are currently franchised by us. Although we do not currently plan to sell any Jameson Inns this year, we believe that new franchising arrangements will afford us an attractive opportunity to increase our return on equity. Franchising our brand to buyers also allows us to dispose of hotel properties that no longer meet our strategic objectives without losing brand awareness or recognition in these markets.

Selective Acquisition, Expansion or Development of Properties. As opportunities arise, we will consider acquiring existing, well-located hotel properties that can be refurbished and rebranded as Jameson Inns. Additionally, we will seek new development opportunities including expansion of certain Jameson Inns where we own adjacent vacant land suitable for expansion.

Since our inception, our strategy has been to grow our hotel portfolio contiguously. Our management team began developing hotels in Georgia and then expanded into surrounding states in the Southeast, completing more than 100 hotels in the past 15 years. In many instances, we also bought enough land in the initial purchase to expand the property if warranted and have expanded 44 properties since they were initially developed, and currently own 22 hotel properties with enough land for future expansion.

We plan to take advantage of attractive opportunities where we can continue growing our hotel portfolio either into other contiguous states or by penetrating larger, feeder markets within the 13 states where we currently operate. By growing the Jameson Inn brand, we believe we can increase the value of all our hotels by increasing our customer base and name recognition of the brand.

Contacting Us

Our mailing address is:

Jameson Inns, Inc.

8 Perimeter Center East, Suite 8050

Atlanta, Georgia 30346-1604.

Our telephone number is: (770) 481-0305. Our website is located at www.jamesoninns.com. On our website, we provide a link to our electronic SEC filings, including our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to these reports. All such filings are available free of charge and are available as soon as reasonably practicable after filing.

The Offering

This offering is a secondary offering by the selling stockholders of the shares described below.

Common stock which may be issued to selling stockholders upon conversion of all 7.0% convertible senior subordinated notes due 2010(1)	13,898,916 shares
Common stock to be outstanding after issuance of common stock upon conversion of all 7.0% convertible senior subordinated notes due 2010(1)(2)	71,341,987 shares
Nasdaq National Market symbol	JAMS

(1)	Includes 110% of the number of shares issuable upon conversion at an initial conversion price per share of $2.77.

(2)	The number of shares of common stock to be outstanding after the issuance of common stock upon conversion of all 7.0% convertible senior subordinated notes is based upon our outstanding shares as of September 30, 2005. These shares exclude the following:

•	862,200 shares of common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $3.80 per share; and

•	2,346,584 shares of common stock reserved for issuance under our stock option plans.

This is a continuous offering and is not underwritten. We cannot predict when or if the selling stockholders will convert their notes to shares of common stock or when or if they will sell their shares of common stock. The selling stockholders may sell through public or private transactions, at prevailing market prices, or at privately negotiated prices. No shares are being offered or sold by us. We will not receive any proceeds from the sale of the shares offered hereby.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before deciding to purchase any shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. Additional risks not presently known, or which we currently consider immaterial also may adversely affect us.

Risks Relating to our Business

Due to the geographic concentration of our Inns, our results of operations and financial condition are subject to fluctuations in regional economic conditions.

All Jameson Inns are located in the southeastern United States and approximately 20.5% of our total rooms are located in Georgia (all of which are Jameson Inns). All Signature Inns are in the Midwestern United States and approximately 17.2% of our total rooms are located in Indiana (all of which are Signature Inns). For the foreseeable future we will continue to have a concentration in those two regions of the country. As a result, our hotel properties are subject to the effects of adverse economic and competitive conditions and trends in those regions and markets and we will face a greater risk of a negative impact on our revenues in the event these areas are more severely impacted by adverse economic and competitive conditions than other areas in the United States. The concentration of hotel properties in one region or in a limited number of markets may expose us to risks of adverse economic developments which are greater than if our portfolio were more geographically diverse. These economic developments include regional economic downturns, significant increases in the number of our competitors’ properties in these markets and higher local property, sales and income taxes in the geographic markets in which we are concentrated. This geographic concentration also makes us more vulnerable to local and regional occurrences such as seasonal factors and natural disasters. Any of these could cause a reduction or decline in our revenues and cash flow.

Our hotel refurbishment and rebranding for our Signature Inns may be more costly than we anticipate.

We intend to refurbish and rebrand most of our Signature Inns. These projects are subject to a number of risks, including construction delays or cost overruns. Also, we may elect to expand the scope of the refurbishment as we did on certain of the recently completed rebranding projects, which would increase the costs. In this regard, we expanded our original capital budget for 2005 by $5 million, from $14 million to $19 million, to cover the costs of the additional work we decided to do in connection with the Signature Inns that we are converting in 2005. Additional financing for these projects may not be available or, even if available, may not be on favorable terms. Any unanticipated delays or expenses incurred in connection with the refurbishment or rebranding of the Signature Inns could impact expected revenues, negatively affect our reputation among hotel guests and otherwise adversely impact our results of operations and financial condition.

We have incurred a substantial amount of debt, and we may incur additional indebtedness in the future, all of which increases our expenses and the risks of unprofitable operations.

Our outstanding indebtedness as of September 30, 2005 was approximately $195.3 million, of which approximately $89.9 million was variable rate debt. Most of our outstanding indebtedness is secured by individual hotel properties. For the nine months ended September 30, 2005, our outstanding indebtedness had a weighted average annual interest rate of 6.1%. At September 30, 2005, our ratio of long-term debt (including current portion) to equity was 2.38 to 1. On September 30, 2005, we issued an aggregate of $35 million of unsecured convertible senior subordinated notes. Neither our articles of incorporation nor our bylaws limit the amount of indebtedness that we may incur. Subject to limitations in our debt instruments, we may incur additional debt in the future to finance renovations and acquisitions and for general corporate purposes. Our board has adopted a policy of limiting our mortgage debt to 65% of the aggregate value of the Inns we own, based on the most recent appraisals we have, but that policy could be changed at any time. Accordingly, we could become more highly leveraged, resulting in an increase in debt service that could reduce our operating cash flow. Our continuing indebtedness could increase our vulnerability to general economic and lodging industry conditions (including increases in interest rates) and could impair our ability to obtain additional financing in the future and to take advantage of significant business opportunities that may arise. Most of our indebtedness is, and will likely continue to be, secured by mortgages on our owned Inns. We cannot assure you that we will be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets, including our owned Inns, to foreclosure. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable to us. In such circumstances, if we are in need of capital to repay indebtedness in accordance with its terms or otherwise, we could be required to sell one or more owned Inns at times that may not permit realization of the maximum return on our investments. Economic conditions could result in higher interest rates, which would increase debt service requirements on variable rate debt and could reduce the amount of cash available for various corporate purposes.

At September 30, 2005 we have a substantial amount of debt maturing in the next three years. After giving effect to the $24.3 million refinancing in August 2005 and the $35 million in convertible notes we issued in September 2005 to repay mortgage debt, we have scheduled aggregate principal payments and maturing loans of approximately $1.2 million due in the remainder of 2005. During 2006, 2007 and 2008, we have scheduled aggregate principal payments and maturing loans of approximately $5.9 million, $26.0 million, and $12.7 million, respectively. If we are unable to successfully negotiate renewal or extensions of that debt or obtain refinancing on favorable terms, we may be forced to sell assets or lose hotel properties to foreclosure. At the date of this prospectus, we had no firm commitments to incur additional debt.

Our lack of industry diversification makes us more vulnerable to economic downturns.

We currently, and intend in the future to, invest primarily in Inns. This concentration of our investments in a single industry makes us more vulnerable to adverse effects of occurrences such as economic downturns. A weakness in the economy or a downturn in the hotel industry in general or in the economy and mid-scale segment in particular could have a more significant effect on the operation of our Inns and, therefore, on revenues and cash flow than if our investments were more economically diverse.

Our franchising program depends upon third party owners/operators who may not fulfill their franchising obligations, including failing to make timely payments to us and failing to maintain quality control consistent with the Jameson Inn standard.

The success of our franchising program is in large part dependent upon the manner in which our franchisees adhere to their respective franchise agreements and operating standards, which include:

•	timely payment of royalties and other fees;

•	commitment to our “Perfect Stay Guarantee”;

•	commitment to our Jameson Stock Awards Program;

•	ongoing capital expenditures and maintenance; and

•	proper usage and protection of the Jameson Inn brand and related trademarks.

At the date of this prospectus, we were not aware of any defaults by franchisees in their contracts with us. In addition, while we have contractual controls over each franchisee, we do not have control over the day-to-day operations of franchisees. As a result, third party franchisees may not appropriately use and protect our Jameson Inn brand, which may decrease its value or expose it to legal challenges, which, in turn, could subject us to substantial loss and expense. Approximately 6.1% of our total rooms are owned and operated by our franchisees. The fees and other revenues we have received from our franchising operations during the quarter ended September 30, 2005 represent approximately 0.5% of our total revenues for that period.

Our business could be harmed if key personnel terminate their employment with us.

Our success is dependent on the efforts of our management team. Our seven senior executives have more than 100 years of combined experience in the hotel industry. While we believe we could find replacements for these key personnel, the loss of their services could hurt our efforts to conduct our operations in an effective and efficient manner. We currently own and are the beneficiary of key person life insurance in the amount of $1,000,000 for Thomas W. Kitchin, our Chairman and Chief Executive Officer.

We have common stock ownership limitations in our articles of incorporation which could restrict the marketability or liquidity of our common stock.

In connection with our election in 1994 to be taxed as a real estate investment trust we included certain ownership restrictions in our articles of incorporation to assist us in our efforts to qualify as a REIT. When we were subject to the REIT rules, not more than 50% of our common stock could be owned by five or fewer individuals. Our articles of incorporation were prepared to assure compliance with these rules and provide that Thomas W. Kitchin cannot own more than 20.75% of our outstanding shares of common stock, American Real Estate Company cannot own more than 9% of outstanding shares and no other stockholder may own more than 6.75% of our outstanding shares. These restrictions apply to ownership by individuals, so ownership by an entity is attributed to the individual owners of the entity in proportion to their ownership in the entity. In order to comply with REIT rules regarding related party relationships, any person owning 10% or more of an entity from whom we derive gross income may not own more than 9.9% of our common stock. The board of directors has the power to grant a waiver of the Ownership Limit or the Related Party Limit upon application by a stockholder.

Since our status as a REIT has been relinquished, these stock ownership restrictions are no longer needed. Our board of directors approved an amendment to our articles of incorporation to remove all of these provisions to the extent they are applicable to shares of our common stock. However, the proposed amendment was not approved by our stockholders at our annual meeting on June 4, 2004. Consequently, the ownership restrictions will continue. It is possible that these restrictions could be enforced in the future in a manner that might discourage a change of control.

Provisions in our charter documents may make it difficult for a third party to acquire us and could depress the price of our common stock.

Our articles of incorporation and bylaws contain provisions that could delay, defer or prevent a change of control of us. These provisions could make it more difficult for stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for the shares of our common stock. These provisions include:

•	the authority of the board of directors to issue additional shares of preferred stock and to fix the relative rights and preferences of the preferred stock without additional stockholder approval;

•	the division of our board of directors into three classes of directors with three-year staggered terms; and

•	advance notice procedures to be complied with by stockholders in order to make stockholder proposals or nominate directors.

Our business is seasonal in nature, and we are likely to experience fluctuations in our results of operations and financial condition.

Our business is seasonal in nature, with the months from April through September generally accounting for a greater portion of annual revenues than the months from October through March. During the most recently completed three fiscal years, the lodging revenues we received during these months represented an average of 54% of our revenues for the entire year. Our results for any quarter may not be indicative of the results that may be achieved for the full fiscal year. The seasonal nature of our business increases our vulnerability to risks such as labor force shortages and cash flow problems. Further, if an adverse event such as an actual or threatened terrorist attack, international conflict, natural disaster, regional economic downturn or poor weather conditions should occur during the months of April through September, the adverse impact to our revenues could likely be greater as a result of our seasonal business. Since we have relinquished our status as a REIT and we are no longer simply a passive owner of our properties, we are much more susceptible to these sorts of risks.

The costs of defending and paying claims asserted against us could be substantial and reduce the funds we would otherwise have available to meet our other working capital needs.

At any given time, we are subject to claims and actions incidental to the operation of our business. The outcome of these proceedings cannot be predicted. If a plaintiff were successful in a claim against us, we could be faced with the payment of a material sum of money. If this were to occur, it could weaken our financial condition and reduce our prospects for profitability.

We and one of our employees were named as defendants in a case filed on January 20, 2004 in the Circuit Court of the First Judicial District of Hinds County, Mississippi by Jim and Barbara Doe, individually and as natural parents of Ann Doe, a minor. The plaintiffs are seeking $20 million actual and $5 million punitive damages for injuries sustained by Ann Doe as a result of an alleged sexual assault by two minor boys who were at the Inn in Pearl, Mississippi. Pursuant to a motion we filed, this case was moved to the Circuit Court of Rankin County by virtue of an order of the Supreme Court of Mississippi entered on November 10, 2004. We have denied any liability for any injuries sustained by Ann Doe or her parents based on the factual circumstances and applicable law. We will continue to vigorously defend against this claim. We are fully insured for this claim. However, the publicity surrounding such a judgment could have an adverse effect on our reputation and goodwill, possibly resulting in a loss of future business.

We may experience material losses in excess of insurance coverage which could hurt our prospects for profitability.

We carry comprehensive liability, public area liability, fire, flood, pollution, boiler and machinery, extended coverage and rental loss insurance of approximately $370.8 million which we believe adequately covers our hotel properties. We cannot assure you that such insurance will continue to be available on economically reasonable terms, or at all. In addition, there are certain types of catastrophic losses that are not generally insured because it is not economically feasible to insure against such losses. We cannot assure you that material losses in excess of insurance coverage will not occur in the future. In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in an Inn, as well as the anticipated future revenue from the Inn. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate an Inn after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property.

Risks Relating to the Lodging Industry Generally

Our operating results are subject to the various operating risks common to the lodging industry, many of which are beyond our control.

Our revenues and our operating results are subject to the various operating risks common to the lodging industry, many of which are beyond our control. These include:

•	changes in national, regional and local economic climates;

•	over-building of hotels in our markets, which puts downward pressure on occupancy and revenues at our Inns because of the added competition;

•	actual and threatened terrorist attacks and international conflicts and their impact on travel;

•	dependence on business and commercial travelers and tourism;

•	the attractiveness of the Inns to consumers and competition from other hotels;

•	the quality, philosophy and performance of the managers of the Inns;

•	increases in operating costs due to inflation and other factors such as increases in the price of energy, healthcare or insurance;

•	changes in travel patterns, extreme weather conditions and cancellation of or changes in events scheduled to occur in our markets;

•	ongoing repair and renovation of Inns; and

•	other risks generally associated with the ownership of hotel properties, as we discuss in detail below.

If we are unable to compete successfully, our business may be materially harmed.

The lodging industry is highly competitive. Competition in the industry is primarily based on service quality, range of services, brand name recognition, convenience of location, room rates, guest amenities, perceived values and quality of accommodations. We compete with other national limited and full service hotel companies as well as various regional and local hotels. Many of our competitors have a larger network of locations and greater financial resources than we do. Each of our Inns is located in an area that has competing hotels. The more competitive hotels in a particular area, the more difficult it becomes to achieve a desirable occupancy rate and room rate. Many of our Inns are located in cities and communities in which significant new hotel and motel development has occurred in recent years. Our competitors may be able to accept more risk than we can manage prudently and may be able to borrow the funds needed to acquire hotels. Additionally, new and existing competitors may offer significantly lower rates, greater convenience, services or amenities or superior facilities, which could attract guests away from our Inns, resulting in a decrease in occupancy rates, ADR and RevPAR. Changes in demographics and other changes in our markets may also adversely impact the convenience or desirability of our Inn locations, thereby reducing occupancy, ADR and RevPAR and otherwise adversely impacting our results of operations and financial condition.

Our expenses may remain constant even if revenues decline, thus restricting our prospects for profitability.

The expenses of owning property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from an Inn. Our hotel properties have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. Accordingly, a decrease in our revenues could result in a disproportionately higher decrease in our earnings because our expenses are unlikely to decrease proportionately. In such instances, our financial condition and ability to service debt could be hurt by:

•	rising interest rate levels;

•	the availability of financing;

•	the cost of compliance with government regulations, including zoning and tax laws; and

•	changes in government regulations, including those governing usage, zoning and taxes.

We are subject to governmental regulations affecting the lodging industry; the costs of complying with governmental regulations, or our failure to comply with such regulations, could affect our financial condition and results of operations.

We are subject to numerous federal, state and local government regulations affecting the lodging industry, including building and zoning requirements. Increased government regulation could require us to make unplanned expenditures and result in higher operating costs. Further, we are subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees could increase expenses and result in lower operating margins. Under the Americans with Disabilities Act of 1990 (the “ADA”), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. We may be required to remove access barriers or make unplanned, substantial modifications to our Inns to comply with the ADA or to comply with other changes in governmental rules and regulations, which could reduce the number of total available rooms, increase operating costs and have a negative impact on revenues and earnings. Any failure to comply with ADA requirements or other governmental regulations could result in the U.S. government imposing fines or in private litigants winning damage awards against us. We believe that all existing Inns are in substantial compliance with these requirements and regulations and we intend to construct future Inns in accordance with these requirements as well.

Failure of the U.S. lodging industry to exhibit continued improvement may impede our ability to execute our business plan.

A substantial part of our business plan is based on our belief that the U.S. lodging markets will continue to benefit from the recent improving economic fundamentals. We cannot be sure as to whether, when, or to what extent lodging industry fundamentals will in fact continue to improve. In the event conditions in the industry do not continue to improve as we expect, our ability to execute our business plan may be impeded.

The increasing use of third party travel websites by consumers may hurt our profitability.

Some of the rooms at our Inns will be booked through third party travel websites such as Travelocity.com, Expedia.com and Priceline.com. Revenues attributable to bookings through third party websites represented approximately 3% of our total lodging revenues for both 2004 and the first nine months of 2005. If these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality (such as “three star downtown hotel”) at the expense of brand identification. We believe that these Internet intermediaries hope that consumers will eventually develop brand loyalties to their reservation systems rather than to our brands. Although most of the business for our Inns is expected to be derived from traditional channels, if the amount of sales made through Internet intermediaries increases significantly, room revenues may flatten or decrease and our profitability may be hurt.

The uncertainty of future terrorist attacks and military activity may negatively impact the travel and lodging industries.

We are unable to predict with certainty the impact that terrorist attacks, future events such as military or police activities in the United States or foreign countries and future terrorist activities or threats of such activities, could have on our business. In addition, other terrorist attacks, acts of war, prolonged U.S. involvement in Iraq or other significant military activity could have additional adverse effects on the economy in general, and the travel and lodging industry in particular. These factors could have a material adverse effect on the market on which shares of our common stock trades, the lodging industry at large, and our results of operations, financial condition and ability to service debt.

The existence of mold in our owned Inns could result in substantial costs or restrictions on the use of our hotel properties.

Some of our owned Inns could have problems with mold caused by excessive moisture, which accumulates in buildings or on building materials. Some molds are known to produce toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold can cause a variety of health effects and symptoms in certain individuals including allergic or other reactions. We may incur substantial remediation costs and lost revenues during any remediation process if we discover mold in our Inns, or if the costs related to mold, such as legal and insurance expenses, continue to increase rapidly, which, in turn, could significantly increase our operating costs and reduce our earnings.

Risks Related to the Real Estate Industry

Our inability to sell real estate when appropriate may hurt our financial condition.

Real estate assets generally cannot be sold quickly. We may not be able to sell our owned Inns or other real estate promptly in response to economic or other conditions. This inability to respond promptly to changes in the performance of our assets could hurt our financial condition. In addition, sales of appreciated real property could generate material adverse tax consequences, which may make it disadvantageous for us to sell certain of our owned Inns.

Risks associated with real estate ownership may restrict revenue or increase expenses.

We are subject to varying degrees of risk that generally arise from the ownership of our Inns. Revenue from our Inns may be restricted or hurt by changes beyond our control, including the following:

•	changes in national, regional and local economic conditions;

•	changes in local real estate market conditions;

•	increases in interest rates, and other changes in the availability, cost and terms of financing and capital leases;

•	increases in property and other taxes;

•	the impact of present or future environmental legislation and adverse changes in zoning laws and other regulations; and

•	compliance with environmental laws.

An increase in interest rates or property and other taxes could increase expenses and restrict our cash flow. Adverse conditions such as those discussed above could cause the terms of our borrowings to become unfavorable to us. In such circumstances, if we were in need of capital to repay indebtedness in accordance with its terms or otherwise, we could be required to sell one or more Inns at times that might not permit realization of the maximum return on our investments. Unfavorable changes in one or more of these conditions could also result in unanticipated expenses and higher operating costs, thereby reducing operating margins and otherwise hurting our results of operations and financial condition.

Risks Relating to Share Ownership

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price or at all.

Many factors could cause the market price of our common stock to rise and fall, including:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in the hotel or real estate industries;

•	changes in expectations of future financial performance;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel; and

•	announcements by us or our competitors of acquisitions, investments or strategic alliances.

It is possible that the proceeds from sales of our common stock may not equal or exceed the prices you paid for it plus the costs and fees of making the sales.

Substantial sales of our common stock, or the perception that such sales might occur, could depress the market price of our common stock.

Substantially all of the shares of our common stock are eligible for immediate resale in the public market. We cannot predict whether future issuances of our common stock or resales in the open market will decrease the market price of our common stock. The impact of any such issuances or resales of our common stock on our market price may be increased as a result of the fact that our common stock is thinly, or infrequently, traded. The exercise of any options or the vesting of any restricted stock granted to directors, executive officers and other employees under our stock incentive plan, the issuance of common stock or units in connection with property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the market price of our common stock. In addition, future issuances of our common stock may be dilutive to existing stockholders. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could lower the market price of our common stock.

Because we do not expect to pay cash dividends on our common stock, our stock may be less desirable as an investment and have a lower market price than it might if we paid dividends.

We do not anticipate that we will pay cash dividends on our common stock in the foreseeable future. Instead, we intend to apply any available cash flow to repay indebtedness and to the expansion and development of our business. Our failure to pay dividends on our common stock may make it less desirable as an investment, thus having a depressive effect on its price compared to what it might be if we did pay dividends.

We may issue additional shares of common stock upon conversion of our convertible notes which could dilute other stockholders’ ownership of our common stock.

The number of shares issuable upon conversion of our 7.0% convertible senior subordinated notes due 2010 could increase if we undergo a change of control on or before September 30, 2008 if at least 10% of the consideration received by our stockholders consists of cash or other property or securities which are not publicly traded. The number of additional shares that could be issued depends upon when such a change of control would become effective and the value per share of our common stock that our stockholders would receive in the transaction, with the number decreasing the longer the period until the effective date and the higher the value received by our stockholders as a result. For example, if a change of control were to become effective March 31,

2006 and the value our stockholders received was $2.26 per share, we would be obligated to issue an additional 4,258,520 shares (in addition to the 12,635,379 shares they would receive based upon the $2.77 conversion price presently applicable) if the holders of these notes elected to convert all of them. Our obligation to issue additional shares upon conversion of the notes based on such a change of control will terminate if the effective date is after September 30, 2008 or if the value received upon any such change of control effective on September 30, 2008 is $2.94 per share or more. The issuance of the additional shares to converting note holders in these circumstances would have a dilutive effect on our stockholders’ ownership of our common stock and the value that they might receive in such a transaction.

We are subject to environmental risks that could be costly.

Our operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of compliance with future environmental legislation. Under current federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may restrict the ability of the owner of the property to borrow using such property as collateral for a loan or to sell such property. Other environmental laws also may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and may impose remedial or compliance costs. The costs of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could have an adverse effect on our results of operations and financial condition. While we have not been notified by any governmental authority and we have no other knowledge of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with any of our properties, we cannot assure you that we will not discover problems that currently exist but to which we have no current knowledge, that future laws, ordinances or regulations will not impose any material environmental liability, or that the current environmental condition of our existing and future properties will not be affected by the condition of neighboring properties (such as the presence of leaking underground storage tanks) or by third parties (whether neighbors such as dry cleaners or others) unrelated to us.

FORWARD LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These include statements about our franchising and expansion plans, acquisition or leasing of additional land parcels, construction of new Inns and expansion of existing Inns, access to debt financing and other matters. These statements are not historical facts but are expectations or projections based on certain assumptions and analyses made by our senior management in light of their experience and perception of historical trends, current conditions, expected further developments and other factors. Whether actual results and developments will conform to our expectations and predictions is, however, subject to a number of risks and uncertainties. These include, but are not limited to:

•	Due to the geographic concentration of our Inns in the southeastern and midwestern United States, our results of operations and financial condition are subject to fluctuations in regional economic conditions.

•	We have incurred debt financing and may incur increased indebtedness in connection with future renovations, acquisitions and general corporate purposes. Increased indebtedness could make us more vulnerable to general economic and lodging industry conditions. Debt would likely be secured by our Inns and if we were unable to meet our debt service obligations, we would risk the loss of some of our assets.

•	Our Inn refurbishing and rebranding projects may be more costly than we anticipate. We are subject to risks of delay or cost overruns. Delays and expenses could impact revenues, negatively impact our reputation with hotel guests, and otherwise adversely impact our results of operations and financial condition. We also may not realize the increased revenue per available room results that we are expecting from these efforts, in which case we may not realize any benefit from these capital expenditures.

The words “estimate,” “project,” “intend,” “expect,” “estimate,” “anticipate,” “believe” and similar expressions are intended to identify forward-looking statements. These forward looking statements are found at various places throughout this prospectus and the documents incorporated in this prospectus by reference as well as in other written materials, press releases and oral statements issued by us or on our behalf. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date that they are made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus. Readers should carefully review the risk factors described under “Risk Factors” above and in other documents that are incorporated by reference into this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of common stock offered by this prospectus.

SELLING STOCKHOLDERS

Background

On September 30, 2005, we completed a private placement of an aggregate of $35 million in principal of our 7.0% convertible senior subordinated notes due 2010 to accredited investors. These notes are convertible into our common stock at an initial conversion price of $2.77 per share, subject to adjustments upon certain events. In our agreement with the selling shareholders, we committed to include in this registration 110% of the number of shares issuable upon conversion of all of the notes at the initial conversion price. The number of shares issuable upon conversion may increase in certain circumstances as a result of the anti-dilution provisions and the make-whole provisions of the notes.

This table is prepared based on information supplied to us by the listed selling stockholders. The table assumes that the selling stockholders sell all of the shares offered under this prospectus. However, because the selling stockholders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of the sales.

The following lists the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholder prior to the offering, the number of shares of common stock which may be offered for resale under this prospectus upon conversion of all of the selling stockholder’s notes at the initial conversion price, the number of shares of common stock beneficially owned after the offering of the resale shares (assuming all of the resale shares are sold by the selling stockholders and that any other shares of common stock beneficially owned by the selling stockholders will continue to be beneficially owned).

Except as identified below, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. All selling stockholders who are affiliated with a broker-dealer have informed us that they have purchased the notes in the ordinary course of business and at the time of the purchase of the notes, they had no agreements or understandings, directly or indirectly, with any person to distribute the resale shares.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the common stock. Unless otherwise indicated below, to our knowledge, all persons named in the table below have sole voting and investment power with respect to the common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any securities in the table does not constitute an admission of beneficial ownership by the person named below. To prevent dilution to the selling stockholders, the following numbers may change because of stock splits, stock dividends or similar events involving our common stock; or as a result of anti-dilution provisions contained in the notes held by the selling stockholders.

Selling Stockholder	Shares of common stock beneficially owned prior to the offering	Number of shares being offered(1)		Shares of common stock held after the offering
ADAR Investment Fund Ltd(2)	0	2,184,115	(3)	0
Amatis Limited(4)	0	5,956,678	(5)	0
Iroquois Master Fund Ltd.(6)	0	595,668	(7)	0
Portside Growth & Opportunity Fund(8)	0	794,224	(9)	0
RREEF REFlex Master Portfolio, LTD(10)	0	992,780	(11)	0
SF Capital Partners Ltd.(12)	0	1,389,892	(13)	0
Smithfield Fiduciary LLC(14)	0	1,985,559	(15)	0

(1)	Assumes conversion of the full amount of the notes held by a selling stockholder at the initial conversion price of $2.77 per share. This conversion price is subject to adjustment as described in the notes. As a result, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	The controlling entity of ADAR Investment Fund Ltd (the “Fund”), is ADAR Investment Management LLC, a Delaware limited liability company which serves as investment manager to the Fund (the “Investment Manager”). The Investment Manager is controlled by Abby Flamholz and Yehuda Blinder, who serve as managers of the Investment Manager, and through family trusts, are the beneficial owners of the Investment Manager.

(3)	Represents 110% of 1,985,559 shares of common stock issuable upon conversion of the notes at a conversion price of $2.77 per share.

(4)	Each of Amaranth Securities L.L.C. and Amaranth Global Securities Inc. is a broker-dealer registered pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the “NASD”). Each such broker-dealer may be deemed to be an affiliate of the selling stockholder. Neither of such broker-dealers, however, is authorized by the NASD to engage in securities offerings either as an underwriter or as a selling group participant and neither of such broker-dealers actually engages in any such activity.

Amaranth Advisors L.L.C., the trading advisor for Amatis Limited, exercises dispositive powers with respect to the shares. Amaranth Advisors L.L.C. has designated authorized signatories who will sign on behalf of the selling stockholder. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C.

(5)	Represents 110% of 5,415,162 shares of common stock issuable upon conversion of the notes at a conversion price of $2.77 per share.

(6)	Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of the shares of common stock.

(7)	Represents 110% of 541,516 shares of common stock issuable upon conversion of the notes at a conversion price of $2.77 per share.

(8)	The investment advisor to the selling stockholder is Ramius Capital Group, L.L.C. (“Ramius Capital”). Ramius Securities, L.L.C., an NASD member, is an affiliate of Ramius Capital. However, Ramius Securities, L.L.C. will not sell any shares purchased in this offering by the selling stockholder and will receive no compensation whatsoever in connection with sales of the shares. Ramius Capital is the investment adviser of Portside Growth and Opportunity Fund (“Portside”), and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares of common stock held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(9)	Represents 110% of 722,022 shares of common stock issuable upon conversion of the notes at a conversion price of $2.77 per share.

(10)	The selling stockholder reported that its investment advisor, RREEF America LLC, is under the common control of Deutsche Bank AG with a number of registered broker-dealers. The investment advisor to the selling stockholder is RREEF America LLC which has voting and investment control over the shares. Marc Feliciano is portfolio manager for RREEF America LLC.

(11)	Represents 110% of 902,527 shares of common stock issuable upon conversion of the notes at a conversion price of $2.77 per share.

(12)	Michael A. Roth and Brian J. Stark have voting and investment control over the shares held by SF Capital Partners Ltd. The selling stockholder has identified itself as an affiliate of a registered broker-dealer.

(13)	Represents 110% of 1,263,538 shares of common stock issuable upon conversion of the notes at a conversion price of $2.77 per share.

(14)	Highbridge Capital Management, LLC, is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over the shares held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares of common stock held by Smithfield.

(15)	Represents 110% of 1,805,054 shares of common stock issuable upon conversion of the notes at a conversion price of $2.77 per share.

All of the shares which the selling stockholders have the right to acquire upon conversion of the notes may be offered for sale from time to time by the selling stockholders pursuant to this prospectus. The term “selling stockholders” as used in this prospectus, include the selling stockholders listed above and their transferees, pledgee, donees and other successors acquiring an interest in the shares after the date of this prospectus.

The selling stockholders are not obligated to convert their notes or to sell their shares. If they do sell their shares, they may be sold pursuant to this prospectus or in another permitted manner. Thus, no assurances can be given as to the number of shares that may be sold by the selling stockholders or that will be held by them upon completion of the sales. Information concerning the selling stockholders may change from time to time and the changed information will be presented in a supplement to this prospectus if and when necessary and required. We currently have no agreements, arrangements or understandings with any of the selling stockholders regarding sales of their shares other than a registration rights agreement requiring us to register the sales shares of common stock pursuant to this prospectus.

None of the selling stockholders has had a material relationship with us or any of our subsidiaries within the past three years.

PLAN OF DISTRIBUTION

We are registering the offer and sale of the shares covered by this prospectus on behalf of the selling stockholders. As used in this prospectus, the term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a selling stockholder after the date of this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

The selling stockholders may dispose of their shares of common stock from time to time in one or more types of transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling holders to sell a specified number of shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

These sales may include crosses. Crosses are transactions in which the same broker acts as agent on both sides of the transaction.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there, to our knowledge, an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares, from time to time, under this prospectus, or under a supplement or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our shares, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stock holders may also sell our securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders also may resell any of their shares that qualify for sale under Rule 144 in open market transactions pursuant to Rule 144 under the Securities Act, rather than pursuant to this prospectus.

The selling stockholders, including any selling stockholders who are affiliates of registered broker-dealers, and any underwriters, broker-dealers or agents that participate in the sale of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts or commissions under the Securities Act. We cannot presently estimate the amount of such compensation. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of their shares against certain liabilities, including liabilities arising under the Securities Act.

We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

To the extent required, we will file a supplement to this prospectus or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus, disclosing:

•	the shares to be sold;

•	the names of the selling stockholders;

•	the respective purchase prices and public offering prices;

•	the names of any agent, dealer or underwriter, and any applicable commissions or discounts; and any other facts material to the transaction.

We will pay all the costs, expenses and fees related to the registration of the shares offered by this prospectus. The selling stockholders will be responsible for the payment of any brokerage commissions, underwriting fees or discounts or fees or expenses of advisors attributable to the sale of the shares.

UNDERWRITERS

The SEC staff is of the view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being registered by this prospectus.

INDEMNIFICATION

As allowed by the Georgia Business Corporation Code, both our articles of incorporation and our bylaws permit indemnification of our directors, officers, employees and agents from liability in certain circumstances. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

LEGAL OPINION

The validity of the shares of our common stock being offered hereby is being passed upon for us by Conner & Winters, LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

13,898,916 Shares of Common Stock

Jameson Inns, Inc.

Prospectus

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The expenses to be incurred by Jameson Inns, Inc., or the registrant, in connection with the issuance and distribution of the securities being offered hereby are as follows and are all estimated (other than the SEC filing fee):

SEC filing fee	$3,337
Accounting fees and expenses	25,000
Legal fees and expenses	20,000
Printing and engraving	5,000
Miscellaneous	500

Total	$53,837

Item 15.	Indemnification of Directors and Officers.

As permitted by the Georgia Business Corporation Code (the “Georgia Code”), the Jameson articles of incorporation eliminate personal liability of its directors to Jameson or its stockholders for monetary damages for breach of duty of care or other duty as a director, except for: (i) any appropriation, in violation of his or her duties, of any business opportunity to Jameson; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability under the Georgia Code; or (iv) any transaction from which the director derived an improper personal benefit.

Under the Georgia Code, a corporation may indemnify its directors and officers made a party to any proceeding (except for stockholder derivative suits or when a director or officer is adjudged liable for receiving an improper personal benefit), if such director or officer acted in good faith, for a purpose he or she reasonably believed to be in the best interests of the corporation, or if not acting in his or her official capacity, not opposed to the best interests of the corporation, and, in criminal proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify the director or officer for reasonable expenses incurred in connection with the proceeding if the officer or director acted in good faith for a purpose he or she reasonably believed to be in or, in the case of a director or officer not working in his or her official capacity, not opposed to the best interests of the corporation. Additionally, any director or officer who has been successful on the merits or otherwise in the defense of any proceeding will be entitled to indemnification.

The Georgia Code permits a corporation to advance expenses relating to the defense of any proceeding to directors or officers contingent upon such individual’s:

•	written affirmation of his or her good faith belief that his or her conduct is not of the kind prohibited under the Georgia Code; and

•	commitment to repay any advances unless it is determined ultimately that such individuals are entitled to be indemnified.

The indemnification described under the Georgia Code is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the articles of incorporation or bylaws, or, when authorized by such articles of incorporation or bylaws, (a) a resolution of stockholders, (b) a resolution of directors or (c) an agreement providing for indemnification.

The Jameson bylaws provide that each officer and director shall be indemnified for all losses and expenses (including attorneys’ fees and costs of investigation) arising from any action or other legal proceeding, whether civil, criminal, administrative or investigative, including any action by and in the right of Jameson, because he or she is or was a director, officer, employee or agent of Jameson or, at Jameson’s request, of any other organization. The Jameson bylaws also provide for the advance of expenses with respect to any such action, subject to the officer’s or director’s written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct, and the officer’s and director’s written agreement to repay any advances if it is determined that he or she is not entitled to be indemnified.

Similarly, the Jameson bylaws permit Jameson to enter into agreements providing each officer or director indemnification rights substantially similar to those set forth in the Jameson bylaws, and such agreements have been executed between Jameson and each director. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Jameson articles and the Jameson bylaws, it provides greater assurances to officers and directors that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the stockholders to eliminate the rights it provides.

Any indemnification by Jameson pursuant to the provisions of the Jameson articles, the Jameson bylaws or the indemnification agreements described above will be paid out of the assets of Jameson and will not be recoverable from the stockholders. To the extent that the foregoing indemnification provisions include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and, therefore, unenforceable. Jameson purchases director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.

The foregoing summaries are necessarily subject to the complete text of the statutes, the articles of incorporation and bylaws referred to above and are qualified in their entirety by reference thereto.

Item 16.	Exhibits.

The following exhibits are filed herewith unless otherwise indicated:

1.1	Form of Underwriting Agreement (any underwriting agreement entered into with respect to any of the shares offered hereby will be filed as an exhibit to a current report on Form 8-K and will be deemed incorporated herein by reference).

3.1	Amended and Restated Articles of Incorporation of the Registrant, as further amended through June 9, 2004 incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the year ended December 31, 2004.

3.2	Restated Bylaws of the Registrant, incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K for the year ended December 31, 2001.

4.1	Specimen certificate of common stock incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-11, File No. 33-71160.

4.2	Registration Rights Agreement dated as of September 29, 2005 between Jameson Inns, Inc. and the Buyers as defined therein incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated September 30, 2005.

4.3	Form of 7.0% Convertible Senior Subordinated Note Due 2010 incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated September 30, 2005.

5.1	Legal Opinion of Conner & Winters, LLP.*

23.1	Consent of Conner & Winters, LLP is contained in its opinion included as exhibit 5.1.*

23.2	Consent of Ernst & Young LLP.

24.1	Power of Attorney (appears on the signature page of this registration statement).*

*	previously filed

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however,

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the Registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions discussed in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on December 20, 2005.

Jameson Inns, Inc.

By:	/s/ THOMAS W. KITCHIN
Thomas W. Kitchin, Chairman and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS W. KITCHIN Thomas W. Kitchin	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	December 20, 2005

CRAIG R. KITCHIN* Craig R. Kitchin	President and Chief Financial Officer and Director (Principal Financial Officer)	December 20, 2005

MARTIN D. BREW* Martin D. Brew	Treasurer and Chief Accounting Officer (Principal Accounting Officer)	December 20, 2005

DAVID S. FRASER* David S. Fraser	Director	December 20, 2005

Robert D. Hisrich	Director

MICHAEL E. LAWRENCE* Michael E. Lawrence	Director	December 20, 2005

THOMAS J. O’HAREN* Thomas J. O’Haren	Director	December 20, 2005

*By:	/S/ THOMAS W. KITCHIN
Thomas W. Kitchin, Attorney-in-fact

INDEX TO EXHIBITS

Exhibit	Description

1.1	Form of Underwriting Agreement (any underwriting agreement entered into with respect to any of the shares offered hereby will be filed as an exhibit to a current report on Form 8-K and will be deemed incorporated herein by reference).

3.1	Amended and Restated Articles of Incorporation of the Registrant, as further amended through June 9, 2004 incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K for the year ended December 31, 2004.

3.2	Restated Bylaws of the Registrant, incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K for the year ended December 31, 2001.

4.1	Specimen certificate of common stock incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-11, File No. 33-71160.

4.2	Registration Rights Agreement dated as of September 29, 2005 between Jameson Inns, Inc. and the Buyers as defined therein incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated September 30, 2005.

4.3	Form of 7.0% Convertible Senior Subordinated Note Due 2010 incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated September 30, 2005.

5.1	Legal Opinion of Conner & Winters, LLP.*

23.1	Consent of Conner & Winters, LLP is contained in its opinion included as exhibit 5.1.*

23.2	Consent of Ernst & Young LLP.

24.1	Power of Attorney (appears on the signature page of this registration statement).*

*	previously filed